Exhibit 21.1

List of Subsidiaries

The following chart lists the subsidiary of Mobile Services Group, Inc.:

Exact Name of Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization
Mobile Storage Group, Inc.	Delaware

     The following chart lists the subsidiaries of Mobile Storage Group, Inc.:

Exact Name of Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization
A Better Mobile Storage Company	California
Mobile Storage Group (Texas), LP	Texas
MSG Investments, Inc.	California
Mobile Storage U.K. Finance LP	United Kingdom
LIKO Luxembourg International s.a.r.l.	Luxembourg
Mobile Storage (U.K.) Limited	United Kingdom
Ravenstock Tam (Hire) Limited	United Kingdom
Ravenstock MSG Limited	United Kingdom